SECURITIES AND EXCHANGE COMMISSION

                               Washington, D. C.  20549

                                      SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. __)*


                                  ELECTROSTAR, INC.
______________________________________________________________________________
                                   (Name of Issuer)

                                    Common Stock
______________________________________________________________________________
                           (Title of Class of Securities)

                                      286164108
______________________________________________________________________________
                                   (CUSIP Number)

                                             				with a copy to:
Krista L. Ward	                                  George J. Mazin
Stark Investments					                           Lowenstein, Sandler, Kohl,
1500 West Market Street	                         Fisher & Boylan, P.A.
Mequon, WI 53092	                                65 Livingston Avenue
(414) 241-1810                                  	Roseland, New Jersey  07068
			                                             	(201) 992-8700
______________________________________________________________________________
                          (Name, Address and Telephone Number
                            of Person Authorized to Receive
                               Notices and Communications)

                                December 18, 1996
______________________________________________________________________________
                          (Date of Event which Requires Filing
                                   of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

______________________________________________________________________________


                        CUSIP NO. 	 286164108
______________________________________________________________________________
    	1) 	Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of
         Above Persons):

          	Michael A. Roth and Brian J. Stark (filing as joint filers
           pursuant to Rule 13(d)1(f)(1))
______________________________________________________________________________
    	2) 	Check the Appropriate Box if a Member of a Group (See Instructions):

   	(a)        			Not
   	(b)	         	Applicable
______________________________________________________________________________
    	3) 	SEC Use Only
______________________________________________________________________________
    	4) 	Source of Funds (See Instructions): 	WC
______________________________________________________________________________
    	5) 	Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):
				                            Not Applicable
______________________________________________________________________________
    	6) 	Citizenship or Place of Organization:

         		Wisconsin
______________________________________________________________________________
    	Number of	     	       7)	 Sole Voting Power:		                	 0
    	Shares Beneficially   	8) 	Shared Voting Power:         		 382,400*
    	Owned by
	    Each Reporting       		9) 	Sole Dispositive Power:		           	 0
	      Person	With:      		10) 	Shared Dispositive Power:     	 382,400*
______________________________________________________________________________
   	11) 	Aggregate Amount Beneficially Owned by Each Reporting Person:

         		382,400*
______________________________________________________________________________
   	12) 	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions):
                          				Not Applicable
______________________________________________________________________________
   	13)  Percent of Class Represented by Amount in Row (11):

         		5.54*
______________________________________________________________________________
   	14) 	Type of Reporting Person (See Instructions):	    	IN
______________________________________________________________________________

*   	Includes 191,200 Shares beneficially owned by Reliant Trading and
     191,200 Shares beneficially owned by Shepherd Trading Limited.  See
     Item 2 and Item 5 for additional details.



Item 1:  Security and Issuer:

This statement relates to the Common Stock of Electrostar, Inc. ("Shares"). The issuer has principal executive offices located at 710 North 600 West, Logan, Utah 84321.


Item 2:  Identity and Background

1.
      	a) 	Name:  Brian J. Stark
      	b) 	Residence or Business Address:  1500 West Market Street
                                       				Mequon, WI 53092
      	c)  Occupation: 	Investment Fund Manager
                     			Staro Asset Management, L.L.C., Stark & Roth,
                         					Inc., Staro Partners
                     			1500 West Market Street
                     			Mequon, WI  53092
      	d) 	Convictions:  none
      	e) 	Civil Proceedings:  none
      	f)  	Citizenship:  United States

2.
      	a)  Name:		Michael A. Roth
      	b) 	Residence or Business Address:  1500 West Market Street
                                    					  Mequon, WI  53092
      	c) 	Occupation: 	Investment Fund Manager
                     			Staro Asset Management, L.L.C.,
                     			Stark & Roth, Inc., Staro Partners
                    				1500 West Market Street
                    				Mequon, WI  53092
      	d) 	Convictions:  none
      	e) 	Civil Proceedings:  none
      	f) 	Citizenship:  United States

3.
      	a) 	Name:  Staro Partners
      	b) 	State of Organization:  Wisconsin
      	c) 	Principal Business:  Securities Trading
      	d) 	Address of principal business:  1500 West Market Street
                                      					Mequon, WI  53092
      	e) 	Address of Principal Office:  same
      	f)  Convictions:  none
      	g) 	Civil proceedings:  none

4.
	      a) 	Name:  Reliant Trading
      	b) 	State of Organization:  Wisconsin
      	c)  Principal Business:  Securities Trading
      	d) 	Address of principal business:  1500 West Market Street
                                     						Mequon, WI  53092
      	e) 	Address of Principal Office:  same
      	f) 	Convictions:  none
      	g) 	Civil proceedings:  none

5.
	      a) 	Name:  Shepherd Trading Limited
      	b) 	State of Organization:  British Virgin Islands
      	c) 	Principal Business:  Securities Trading
         		Address of principal business:  c/o International Fund
                                     						Administration, Ltd.
                                     						48 Par-La Ville Road, Suite 464
                                     						Hamilton, HM 11 Bermuda

      	d) 	Address of Principal Office:  same
      	e) 	Convictions:  none
      	f) 	Civil proceedings:  none

Item 3:  Source and Amount of Funds or Other Consideration

     	All funds used by Reliant Trading to purchase Shares acquired by

Reliant Trading, were obtained from the capital contributed by the limited partners of Stark Investments, L.P. and general margin financing to Reliant

Trading from brokers.  The amount of funds used in making the purchases was

$2,658,875.  The funds used by Shepherd Trading Limited to purchase the

Shares acquired by Shepherd Trading Limited were obtained from the capital contributed by the shareholders of Shepherd Fund Limited.  The amount of funds used in making the purchase was $2,658,875.


Item 4:  Purpose of Transaction

     	The acquisition of the Shares by Reliant Trading and by Shepherd

Trading Limited are solely for investment purposes.  Further acquisitions,

sales or short sales of securities of the Issuer may be made for investment purposes, however, neither reporting person has present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5:  Interest in Securities of the Issuer

      Based upon the information contained in Electrostar, Inc.'s quarterly report on Form 10-Q for the quarterly period ending September 28, 1996,

there were issued and outstanding 6,905,860 Shares.  Messrs. Stark and Roth beneficially own 382,400 Shares or 5.54% of the Shares.  191,200 of such

Shares are held by Reliant Trading.  Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 191,200 Shares by virtue of their position as members of STARO ASSET MANAGEMENT, L.L.C., the managing partner of Reliant Trading.

191,200 Shares are held by Shepherd Trading Limited.  Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 191,200 Shares by virtue of their position as investment manager of Shepherd Trading Limited.

	    The following Table details the transactions by Reliant Trading and

Shepherd Trading Limited in the common stock of Electrostar, Inc. during the past 60 days:


                             Shepherd Trading Limited

      Date          Quantity          Price                Transaction Type

  12/3/96           99,600           13.81               Open Mkt. Purchase
  12/4/96           22,500           13.81               Open Mkt. Purchase
  12/6/96            8,650           13.82               Open Mkt. Purchase
  12/9/96              450           13.84               Open Mkt. Purchase
  12/16/96           5,000           13.81               Open Mkt. Purchase
  12/18/96          45,000           13.87               Open Mkt. Purchase
  12/19/96          10,000           13.87               Open Mkt. Purchase


                                Reliant Trading

     Date           Quantity          Price                 Transaction Type

  12/3/96           99,600            13.81              Open Mkt. Purchase
  12/4/96           22,500            13.81              Open Mkt. Purchase
  12/6/96            8,650            13.82              Open Mkt. Purchase
  12/9/96              450            13.84              Open Mkt. Purchase
  12/16/96           5,000            13.81              Open Mkt. Purchase
  12/18/96          45,000            13.87              Open Mkt. Purchase
  12/19/96          10,000            13.87              Open Mkt. Purchase


	     	No other entity controlled by the reporting persons has traded Electrostar, Inc. common stock within the past 60 days.


Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        	See Item 2.

Item 7:  Material to be filed as exhibits.

        	Exhibit 1:  Agreement as to joint filing.



                                EXHIBIT 1

                       AGREEMENT AS TO JOINT FILING

                         Dated December 28, 1996

    		The undersigned hereby agree that the Schedule 13D with respect to Electrostar, Inc. dated as of the date hereof is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(f)(1).


                                                 							/s/Brian J. Stark
                                                  						Brian J. Stark




                                                 							/s/Michael A. Roth
                                                 							Michael A. Roth



                                   SIGNATURE

    		After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                               							December 28, 1996


                                               							/s/Brian J. Stark
                                               							Brian J. Stark



                                              							/s/ Michael A. Roth
                                              							Michael A. Roth




ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).